MAXXAM Inc. Presentation to the Board of Directors WoodRock&Co. August 19, 2009 PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND ARE BEING FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION IN A CONFIDENTIAL TREATMENT REQUEST UNDER RULE 24B-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE SYMBOL " * " IN THIS EXHIBIT INDICATES THAT INFORMATION HAS BEEN OMITTED ON PAGES 29, 35, 36 AND 47-54. Exhibit (c)(ii)

Table of Contents Transaction Overview Company Description Valuation Analysis Form of Opinion Appendix

Disclaimer The following presentation is confidential and was prepared solely for the benefit and use of the Board of Directors of MAXXAM Inc. ("MAXXAM" or the "Company") in consideration of the proposed transaction. This presentation may not be used for any other purposes without the prior written consent of MAXXAM and WoodRock & Co., LLC ("WoodRock"). In developing this presentation, WoodRock has assumed and relied without independent verification, upon the accuracy and completeness of all information and data furnished to or otherwise reviewed by or discussed with WoodRock, including, without limitation, the financial statements and projections of MAXXAM and any transaction analysis provided to us by management and publicly available information. This presentation is based upon market, economic, financial and other circumstances and conditions existing and disclosed to WoodRock as of the date hereof, and any material change in such circumstances and conditions would require a reevaluation of this presentation, which we are under no obligation to undertake. This presentation is subject to all of the assumptions, qualifications and limitations set forth herein and in the form of our fairness opinion letter which will be provided to MAXXAM following this presentation. This presentation does not constitute a recommendation by WoodRock to the Board of Directors of MAXXAM on how to vote with respect to the proposed transaction.

Transaction Overview

Transaction Overview Introduction The Board of Directors of MAXXAM Inc. has engaged WoodRock & Co., LLC for a fairness opinion (the "Opinion") on the price to be paid (the "Cash Out Price") for fractional shares as a result of the Split, described in detail below. The Split is a proposed reverse stock split transaction for each individual of record or street-name holder of Common Stock and Preferred Stock in the Company, where each two-hundred and fifty (250) pre-split shares are converted into one (1) post-split share and each remaining fraction of a post-split share is converted to cash at the Cash Out Price. The Board of Directors will take into consideration the Opinion presented by WoodRock while determining the price per pre-split share for the Common Stock and Preferred Stock in MAXXAM to be received for each fraction of a post-split share remaining after the Split. Fairness is to be determined with respect to both the shareholders who will be cashed out and the continuing shareholders of the Company. - - - -

Transaction Overview Summary The Split has been proposed to reduce the number of record holders of Common Stock below three-hundred (300) thereby permitting the termination of Securities and Exchange Commission ("SEC") registered status. The Company's American Stock Exchange ("AMEX") listing would also be terminated with potential pink sheets trading thereafter. By delisting and terminating registration, MAXXAM expects to eliminate at least one and a half million ($1,500,000) dollars of expenses related compliance costs associated with being a publicly-listed company. Holders of fewer than two-hundred and fifty (250) shares of Common Stock own approximately three percent (3%) of the outstanding shares, but represent about ninety percent (90%) of all common holders. The Preferred Stock is similarly distributed. Based upon the distribution of outstanding shares, the Split would require the Company to buy only a small minority of shares at the Cash Out Price, estimated to be approximately one-hundred and sixty five thousand (165,000) shares of Common Stock and one thousand nine-hundred (1,900) shares of Preferred Stock. - - -

Company Description

Company Description Summary1 MAXXAM, through its subsidiaries, currently operates in two industries: Real Estate and Racing Operations. The Company conducts its residential and commercial real estate investment and development operations through MAXXAM Property Company ("MPC") and other wholly owned subsidiaries of the Company, as well as joint ventures. Through its wholly-owned subsidiary, Sam Houston Race Park, Ltd. ("SHRP"), MAXXAM owns and operates a Texas Class 1 pari-mutuel horse racing facility in the greater Houston metropolitan area, and a pari-mutuel greyhound racing facility in Harlingen, Texas. The Company was founded in 1955, and is headquartered in Houston, Texas at 1330 Post Oak Blvd., Suite 2000. Data from MAXXAM Company Filings.

Company Description Real Estate Operations1 MAXXAM, principally through wholly owned subsidiaries and joint ventures, owns, invests in and develops residential and commercial real estate, primarily in Puerto Rico and Arizona and to a limited extent in California and Texas. Commencing in 2007 and continuing through 2008 and into 2009, there have been significant declines in real estate demand in areas where the Company operates, due primarily to general economic recessions in Puerto Rico and in the United States. The economic recession has particularly affected the Company's real estate business as the Company's real estate developments are primarily second home or seasonal home communities and it will likely take these markets longer to recover relative to the general economy. MAXXAM has had no real estate sales since June 2008 and the Company anticipates demand for its real estate will continue to be adversely affected for some time. There has also been a steady decline in resort revenues at the Company's Palmas development attributable to lower member spending and a high member attrition rate, reflecting the impact of the economic recession in Puerto Rico. Data from MAXXAM Company Filings.

Company Description

Racing Operations[1]

MAXXAM owns Sam Houston Race Park, Ltd. ("SHRP"), which owns and operates Sam Houston Race Park, a Class 1 horse racing facility in Houston, Texas, and Valley Race Park, a greyhound racing facility located in Harlingen, Texas. Quarterly results for each of these facilities are generally not comparable due to the timing, varying lengths and types of racing meets held. Historically, Sam Houston Race Park and Valley Race Park have derived a significant amount of their annual pari-mutuel commissions from live racing and simulcasting. Pari-mutuel commissions have typically been highest during the first and fourth quarters of the year, the time during which Sam Houston Race Park and Valley Race Park have historically conducted live thoroughbred and greyhound racing, respectively.

On September 13, 2008, SHRP's racing facility in Houston, Texas was damaged by Hurricane Ike. As a result, the live racing meets scheduled for November 2008 through April 2009 were cancelled, although indoor simulcasting continued while the facility was being repaired. The planned repairs to the Sam Houston Race Park grandstand are substantially complete and live racing resumed in May 2009.

SAM HOUSTON RACE PARK

VALLEY RACE PARK

WOODROCK&CO.

1) Data from MAXXAM Company Filings.

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Historical Income Statement1 Data from MAXXAM Company Filings.

Historical Balance Sheet1 Data from MAXXAM Company Filings.

Outstanding Stock Types and Rights1 Class A Preferred Stock Common Stock Dividends are payable on the Class A Preferred Stock when, as and if declared by the Board of Directors. The Class A Preferred Stock ("Preferred Stock") has non-cumulative annual cash dividend preference of $0.05 per share and, subject to certain exceptions (including the payment of cash dividends on the Common Stock not to exceed $0.05 per share in any year), is entitled to participate ratably with the Common Stock, on a share for share basis, in any further dividends paid during any year. Dividends are payable on the Common Stock when, as and if declared by the Board of Directors. After the non-cumulative annual cash dividend preference on the Preferred Stock has been paid, the Common Stock is entitled to receive a cash dividend, if so declared by the Board of Directors, to the extent not exceeding $0.05 per share and, subject to certain exceptions, to participate ratably with the Preferred Stock, on a share for share basis, in any further dividends paid during any year. Upon liquidation, the holders of the Preferred Stock are entitled to a $0.75 per share liquidation preference in the assets remaining after the payment of all claims of creditors and, thereafter, participate ratably, on a share for share basis, with the holders of Common Stock in any remaining assets. Ten votes per share on all matters on which stockholders generally vote, except that the holders of the Preferred Stock are not entitled to vote in the election of 25% of the Board of Directors or two directors (whichever is greater). Preferred Stock is convertible into shares of Common Stock on a share for share basis. Upon liquidation, the holders of the Common Stock will participate ratably with the holders of the Preferred Stock, on a share for share basis, in any remaining assets after the payment of all claims of creditors and the $0.75 liquidation preference shares of Preferred Stock. One vote per share on all matters on which stockholders generally vote, except that the holders of the Common Stock are entitled, voting separately as a class, to vote in the election of 25% of the Board of Directors or two directors (whichever is greater). Not Applicable. Dividends2: Liquidation Preference: Voting: Convertibility: Data from MAXXAM Company Filings. The Company has not declared any cash dividends on its capital stock for a number of years and has indicated it has no present intention of doing so.

Ownership Summary Common Shares Outstanding: As of August 7, 2009 Data from MAXXAM Board Presentation. Insider Holdings excludes options. Also holds 99.2% of super voting class A Preferred Stock. Excludes Shares held by the Hurwitz Family Foundation

Ownership Summary Preferred Shares Outstanding: As of August 7, 2007 Data provided by MAXXAM.

Valuation Analysis

Valuation Methodology WoodRock has evaluated the contemplated Cash Out Price, in relation to the Split, based on multiple industry standard valuation methodologies, including: i) Historical Trading Price Approach ii) Comparable Company Approach iii) Comparable Precedent Transaction Approach iv) Discounted Cash Flow Approach v) Allocation of Cost Savings Approach vi) Disposition/Liquidation Approach For the purposes of this section, all Per Share numbers assume the conversion of Preferred Stock to Common Stock, unless otherwise noted. - -

Historical Trading Price Approach Summary For the purposes of valuation, WoodRock utilized widely available public market data on MAXXAM. WoodRock evaluated the current and historical trends in MAXXAM's stock price, relating primarily to key material events and the various price ranges in which the Company's stock has traded over the past five (5) years. The technical analysis and conclusion relied heavily upon the Company's stock price historical mean and standard deviation ("^"), which indicates the market's willingness to transact within an established range of prices with either a ninety percent (90%), i.e. one standard deviation, or a ninety five percent (95%), i.e. two standard deviations, probability over a certain time period, assuming the stock price is normally distributed. - - -

Material Events & Liquidity Last Five Years Annotated Common Stock Price & Trading Volume Chart1 MAXXAM reported a net loss of $46.6 million, or $7.79 per share for fiscal year 2004. MAXXAM repurchases 704,100 shares of Common stock from the Scion Funds at $31.70 per share. District Court orders Federal Deposit Insurance Corporation ("FDIC") to pay MAXXAM $72.3 million in court-ordered sanctions. MAXXAM reported net income of $4.3 million, or $0.62 per share for the third quarter of 2005. 1 5 7 2) 3) 4) 3 Section Continued on Next Page Data from Capital IQ and MAXXAM Company Filings. 1) 4 6 8 FDIC appeals the court judgment of $72.3 million. The Pacific Lumber Company ("PALCO"), and its subsidiaries file for bankruptcy. Plaintiffs in Qui Tam dispute settle with PALCO defendants for nominal amount; actions proceed with respect to MAXXAM and Hurwitz. Fifth Circuit reverses District Court's ruling, reducing maximum possible reward from $72.3 to $14.1 million. 5) 6) 7) 8) 2 Historical Trading Price Approach

Material Events & Liquidity Last Fifteen Months Annotated Common Stock Price & Trading Volume Chart1 MAXXAM reported a net loss of $13.9 million, or $2.58 per share for the first quarter of 2008. PALCO emerges from bankruptcy; MAXXAM loses its entire equity interest in the subsidiary Hurricane Ike significantly damaged SHRP Facility, causing live race meets scheduled for November 2008 to April 2009 to be cancelled. FDIC settles its dispute with MAXXAM for $10 million. 1) 2) 3) 4) MAXXAM reported $13.9 million spent on Qui Tam matter and announced a trial date. MAXXAM settles the Qui Tam dispute for $4 million. Texas Legislature adjourned without adopting proposed gaming legislation during regular session. MAXXAM agreed to sell its equity interest in the RMCAL joint venture, recording an impairment charge of $4.2 million related to its investment. 5) 6) 8) 1 4 8 2 Data from Capital IQ and MAXXAM Company Filings. 7) 3 7 6 5 Historical Trading Price Approach

Trading Range Analysis Last Three Years Common Stock Price Trading Range From Mean1 Data from Capital IQ. Historical Trading Price Approach

Trading Range Analysis Last Twelve Months Common Stock Price Trading Range From Mean1 Data from Capital IQ. Historical Trading Price Approach

Comparable Company Approach Summary For the purposes of evaluating comparable public companies, WoodRock utilized a broad group of publicly-listed companies within the real estate development and racing industries. For the real estate development industry, WoodRock focused upon companies that operated in similar geographic regions and developed similar residential and commercial products as MAXXAM. For the racing industry, WoodRock targeted companies that primarily owned and operated racing facilities that generated a significant portion of their income or revenue. Due to the Company's historic performance of posting operating losses, WoodRock focused on revenue multiples of the industry peer groups. Average Revenue multiples were then applied on a weighted average basis based upon the sources of revenue for the Company. - - - - -

Data from Capital IQ and MAXXAM Company Filings; For Brief Company Descriptions, Refer to Appendix A. Company Multiple Analysis1 Comparable Company Approach

Data from Capital IQ and MAXXAM Company Filings. For the Calculation of the High and Low Multiples, the Mean Industry Multiple was adjusted by +/- Five Percent (5%), respectively. Results Comparable Company Approach

Summary For the purposes of evaluating comparable precedent transactions, WoodRock reviewed the premiums paid over current trading average stock prices in similar reverse split, going dark transactions occurring over the last twelve (12) months. WoodRock evaluated premiums paid in order to estimate the premium that boards have paid to compensate selling shareholders for being required to monetize, loss of control, loss of liquidity, and other relevant factors in these types of transactions. Based on the trading history of MAXXAM's stock, WoodRock focused on the premium paid over the peer group's one-hundred and twenty (120) day average closing price. In order to establish a value range around the premium paid on the one-hundred and twenty (120) day average price, WoodRock applied a standard deviation premium based on the premiums paid by the benchmark group. - - - - Comparable Transaction Approach

Comparable Transaction Approach Edd Helms Group, Inc., Schedule 14C, 4.30.2009. Forgent Networks, Inc., Schedule 14A, 8.10.2009. Gouverneur Bancorp, Inc., Schedule 14A, 8.22.2008. Grill Concepts, Inc., Schedule 14A, 2.20.2009. Katy Industries, Inc., Schedule 14A, 2.17.2009. Capital Properties, Inc., Schedule 14A, 8.5.2008.

Discounted Cash Flow Approach Summary For the purposes of conducting a discounted cash flow valuation, WoodRock relied upon the Company's financial forecast, as developed by the management of MAXXAM. The projections assume and/or take into consideration foreseeable future events which have been adjusted based upon the expectations of the management of the Company. Management currently projects that the Company will generate significantly negative cash flow from operations for the foreseeable future. As a result, WoodRock rejected the discounted cash flow approach as being appropriate for this analysis. - - -

Management Cash Flow Projections Discounted Cash Flow Approach Confidential Treatment

Allocation of Cost Savings Approach Summary WoodRock also considered the pro-rata sharing of the anticipated cost savings as a measure of the value generated by the proposed transaction. In this analysis, WoodRock calculated a range of net present values for the anticipated cost savings on a per share basis and added these to the Company's current stock price to estimate the additional value captured per share on the stock price of MAXXAM. - -

Discount Rate Calculation Five Year Treasury Bond Yield as of close 8.11.2009. Five Year Monthly Return Beta v.s. S&P 500. Professor Damodaran, NYU Stern School Professor of Finance, pages.stern.nyu.edu/~adamodar. Weighted Average Cost of Debt, Book Value, MAXXAM Company Filings. Debt is primarily secured to Commercial Real Estate Properties, only $27.4 million PCCI Note and $1.6 million Revolving Facility as of 6.30.2009. Market Value of Equity as of close on 8.11.2009. If Tax Rate equals Zero Percent (0%), then the Weighted Average Cost of Capital would equal Eight and One-half Percent (8.5%). Allocation of Cost Savings Approach

Calculated as a Perpetuity Value of the Estimated Cost Savings using the calculated MAXXAM Cost of Equity as the Discount Rate. Estimated Cost Savings Allocation of Cost Savings Approach

Results Allocation of Cost Savings Approach

Orderly Disposition/Liquidation Approach Summary For the purposes of conducting a liquidation analysis on MAXXAM, WoodRock relied upon data provided by the management of the Company and independent appraisals and/or valuations performed on various assets of MAXXAM at the Company's request. The disposition analysis was conducted considering both a reasonable time frame for an orderly disposition of the assets taking into consideration the current market conditions and a one-year liquidation period to establish a range of values. WoodRock assessed multiple exogenous events and/or contingencies that might occur at some time in the future that could have a material impact on the value of the Company and/or its operations, such as: 1) Insurance recoveries related to the legal expenses incurred during the litigation of the Wilson Actions. 2) The development and operation of the Mandarin Oriental Hotel within the Palmas del Mar property in Puerto Rico. 3) The adoption of gaming legislation within the State of Texas. 4) The contingent nature of the pension liability of PALCO. Due to the unpredictable nature of these events and an inability to place a value or probability on their occurrence, WoodRock has not attempted to incorporate the events into the analysis. - - - -

Asset Analysis See Following Page for Brief Description of Valuation Methodology. Palmas del Mar Properties, Inc., a wholly owned subsidiary of MAXXAM. Palmas Country Club, Inc., a wholly owned subsidiary of MAXXAM. MAXXAM does not intend to pay the Debt Service on this Property. Disposition/Liquidation Approach Confidential Treatment

Valuation Methodology See Appendix B for Details See Appendix C for Details See Appendix D for Details See Appendix E for Details See Appendix F for Details See Appendix G for Details Disposition/Liquidation Approach Confidential Treatment

Results No provision for the following gain or loss contingencies: Insurance Recoveries, Mandarin Hotel, Gaming Legislation, and PALCO Pension Liability. Approximated at Five Percent (5%) of Estimated Asset Liquidation Value. Total Liabilities Less Commercial Property Debt Less Losses in Excess of Investment in PALCO. Disposition/Liquidation Approach

Valuation Analysis Summary Results of Valuation $9.631 MAXXAM Stock Price as of Close on August 14, 2009

Form of Opinion

Form of Opinion To Be Provided.

Appendix

Appendix A - Comparable Companies Racing and Pari-mutuel Gaming Facilities Operating Companies Data from Capital IQ.

Racing and Pari-mutuel Gaming Facilities Operating Companies Data from Capital IQ. Appendix A - Comparable Companies

California and Southwest Real Estate Investors & Developers Data from Capital IQ. Appendix A - Comparable Companies

California and Southwest Real Estate Investors & Developers Data from Capital IQ. Appendix A - Comparable Companies

California and Southwest Real Estate Investors & Developers Data from Capital IQ. Appendix A - Comparable Companies

Appendix B Mandarin Hotel Development Update - The Government Development Bank ("GDB") has indicated the fiscal crisis in Puerto Rico precludes it from being a direct lender to the project (as was contemplated in the commitment issued in September). GDB is willing to provide a guarantee, through Tourism Development Fund for financing provided by a private bank. GDB is also requesting additional cash equity investment in the project. GDB has decided that due to current fiscal situation, it does not want hotel projects to utilize AFICA bond financing. * has affirmed its commitment to provide $* of preferred equity and has approved PRISA Group as replacement partner. GDB attempting to structure and close Ritz Reserve at Dorado Beach, development of PRISA and Caribbean Property Group, before considering additional projects. Signed terms sheet with PRISA Group as new partner; definitive venture documentation on hold while PRISA pursues Ritz Reserve at Dorado Beach Financing. - - - - Data from MAXXAM Board Presentation, May 27, 2009. Confidential Treatment

Appendix B Palmas del Mar Existing Housing Inventory1 Data from MAXXAM Board Presentation, May 27, 2009. Confidential Treatment * (Confidential Treatment Requested for Entire Graphic)

Appendix B Palmas del Mar Unit Backlog Forecast1 Data from MAXXAM Board Presentation, May 27, 2009. Confidential Treatment * (Confidential Treatment Requested for Entire Graphic)

Appendix C

Confidential Treatment

Adjusted * Valuation for Eagle's Nest

- WoodRock re-evaluated the Average Sales Price used by * based upon the current market.

- The estimated $* price used in their appraisal was higher than the Average Sales Price for 2008 and properties listed for less which are not selling.

- Based on the estimates of management, WoodRock adjusted the sales commission to * percent (*%) of gross sales, from * percent (*%), and the total completion cost to the Company estimate of approximately * million, from * million.

- WoodRock conducted statistical analysis on the current listing prices for similar properties. Based on current market conditions, WoodRock used a price representing the * (*) percentile for a high case and the * (*) percentile to establish a liquidation case, $* and $*respectively.

* (Confidential Treatment Requested for Entire Graphic)

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Appendix D Flour Property in Sugarland, Texas - For the purposes of this analysis, WoodRock assumed Fluor will renew its lease with the Company at the price per square foot paid at the end of the current lease term. WoodRock assumed * percent (*%) capitalization rate upon sale of the property after renegotiating the lease on the above mentioned terms. - Confidential Treatment

Appendix E Cameron Property in Houston, Texas - For the purposes of this analysis, WoodRock assumed Cameron will renew its lease with the Company at the price per square foot negotiated in the current lease. WoodRock assumed * percent (*%) capitalization rate upon sale of the property after renegotiating the lease on the above mentioned terms. - Confidential Treatment

Appendix F

Confidential Treatment

Motel 6 Portfolio

- The Lease Guarantor, Accor, passed on the opportunity to purchase this portfolio at a price of $* million, net of the debt on the portfolio. Therefore, when conducting the lease analysis for the Motel 6 portfolio, WoodRock used this information to conclude a reasonable market price for the portfolio.

- For the purposes of this analysis, WoodRock assumed that some Motel 6 properties would renew their lease with the Company at the price per square foot negotiated in the current lease. For the high case, 70% renewed, the average case only 60% renewed, and for the low case only 50% renewed.

- WoodRock assumed * percent (*%) capitalization rate upon sale of the property after renegotiating the leases on the above mentioned terms.

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Appendix G Auction Rate Securities - MAXXAM is currently in the market to sell its portfolio of Auction Rate Securities. Based on an offer price of $* on the par value of the securities, WoodRock adjusted the previously done valuation on these securities. For the purposes of this analysis, WoodRock equally discounted the range of prices for these securities previously valued by * in order to arrive at the aforementioned offer price. - Confidential Treatment